Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F    X                   Form 40-F
                            -------                           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                              No   X
                      -----                            ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. May 5, 2006 German Press Release - SGL Carbon receives rating-upgrade from Standard and Poor's

2. May 31, 2006 German Press Release - SGL Carbon Increases Production Capacity for Graphite Specialties

3. June 29, 2006 German Press Release - European Court of Justice rules in Graphite Electrode Case

SGL Carbon receives rating-upgrade from Standard and Poor's

Wiesbaden, May 05, 2006. Yesterday, SGL Carbon received an upgrade from the rating agency Standard & Poor's Ratings Services. The rating of the SGL Carbon AG Corporate Credit Rating was raised by one notch from "B+" to "BB-" with a stable outlook. At the same time, the rating on the subordinated bond issued of SGL Carbon Luxembourg from "B-" to "B". According to Standard and Poor's, these rating upgrades reflect SGL Carbon's improved financial profile following the recent capital increase as well as the good operational performance in 2005 and Q1/2006.

Last week, SGL Carbon announced further improved first quarter figures. Sales went up by 11%, EBIT by 55 % compared to Q1/2005. The net profit for the period more than tripled in comparison with Q1/2005. For Q2/2006, SGL Carbon is anticipating an increase in sales of around 5 % and an EBIT growth of at least 20% compared to the strong Q2/2005.

Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
-------------------
SGL Carbon AG / Corporate Communications/ Media Relations/ Stefan Wortmann Phone. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile: +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

SGL Carbon Increases Production Capacity for Graphite Specialties

Wiesbaden, May 31, 2006. SGL Carbon is about to increase its production capacity for Graphite Specialties by the end of 2006 due to rising customer demand. The capacity for isostatic graphite in the Bonn plant will be expanded from 3,000 tons to 5,000 tons. The greater demand is particularly due to the growing need for special graphite in the semiconductor, solar, and technical ceramics industries.

Moreover, due to increasing demand from customer industries in high-temperature applications, energy storage, and nuclear energy reactor construction, the capacity for extruded graphite in the production plants at Chedde (France) and Morganton (USA) will be expanded to 18,000 tons by the end of 2006, thanks to optimization measures. As early as 2005, capacities for coating high purity graphite in the Graphite Specialties segment were increased by 50% in part for the semiconductor industry in the North American St. Mary's plant.

The relevant capex costs were included in the budget for 2006 and will not result in increased expenditure. With these measures, SGL Carbon is underlining its global market leadership in the overall field of Special Graphite.

Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
SGL Carbon AG / Corporate Communications/ Media Relations/ Stefan Wortmann Phone. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile: +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

European Court of Justice rules in Graphite Electrode Case

WIESBADEN, June 29, 2006 The European Court of Justice (ECJ) today announced its ruling on the graphite electrode case and changed both the verdict of the European Court of 29 April 2004 as well the ruling of the European Commission of 18 July 2001 to EUR75.7 million. With this decision the ruling becomes legally binding.

The judgement of the ECJ does not reflect the internationally accredited principle of double jeopardy (ne bis in idem). In 1999 the US Department of Justice imposed a fine against SGL Carbon in the same case. Therefore and despite the reduction of the fine in the first juridical instance, SGL sought principal ruling by the ECJ. Based on expert opinions of judicial science and practice SGL Carbon was confident that the ECJ would substantially reduce the fine under the principle of ne bis in idem. The ECJ however did not do this in spite of many strong legal arguments, and ultimately decided to side with the European Commission.

Due to this ruling the Company will now undertake adjustments in its provisions, leading to a negative impact on EBIT in the second quarter of EUR23.5 million und on the financial result of EUR12.7 million.

As reported in April, the fine together with accumulated interest have been cash funded with the EU Commission without accepting the fine. Today's verdict therefore only has a negative cash impact of EUR8.5 million in the second quarter. SGL maintains its guidance on net financial debt for the year end.

These measures will be implemented in the 2nd Quarter 2006 balance sheet and profit and loss statement on which the Company will inform on 26 July 2006 within the framework of our half year result reporting.

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SGL CARBON Aktiengesellschaft



Date: June 29, 2006              By:  /s/ Robert J. Kohler
                                      ------------------------------
                                      Name:  Robert J. Koehler
                                      Title: Chairman of the Board of Management


                                 By:  /s/ Sten Daugaard
                                      ------------------------------
                                      Name:  Mr. Sten Daugaard
                                      Title: Member of the Board of Management